Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities. Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated June 30, 2022 (the “Prospectus”) issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”).

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have completed a public offering of the securities described herein in the United States pursuant to our shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on June 21, 2022.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION,

STABILIZING ACTIONS

AND END OF STABILIZATION PERIOD

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION

We refer to the Prospectus and the allotment results announcement of the Company dated July 12, 2022. On August 5, 2022 (after trading hours), the Sole Representative (for itself and on behalf of the International Underwriters) has partially exercised the Over-allotment Option in respect of an aggregate of 52,160 Class A ordinary shares (the “Over-allotment Shares”), representing approximately 4.7% of the total number of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Goldman Sachs International (an affiliate of Goldman Sachs (Asia) L.L.C.), Jing Investors Co., Ltd. and Yin Investment Co., Ltd., Goldman Sachs International has borrowed an aggregate of 165,000 Class A ordinary shares from Jing Investors Co., Ltd. and Yin Investment Co., Ltd. to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to Jing Investors Co., Ltd. and Yin Investment Co., Ltd. of part of the borrowed Class A ordinary shares.

The Company will allot and issue the Over-allotment Shares at HK$292.00 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and Financial Reporting Council transaction levy of 0.00015%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and dealings in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on August 10, 2022.

Our Total Number of Shares upon the Partial Exercise of the Over-Allotment Option

Our total number of issued, fully paid or credited to be fully paid Class A ordinary shares immediately before and immediately after the completion of the partial exercise of the Over-allotment Option (assuming the total number of issued, fully paid or credited to be fully paid Class A ordinary shares remains unchanged since the Latest Practicable Date, except for the Class A ordinary shares issued and converted from Class B ordinary shares following the completion of the Global Offering) is 31,189,233 Class A ordinary shares and 31,241,393 Class A ordinary shares, respectively.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$14.5 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by us in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

We further announce that the stabilization period in connection with the Global Offering ended on August 5, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Goldman Sachs (Asia) L.L.C., as the Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)	over-allocations of an aggregate of 165,000 Class A ordinary shares in the International Offering, representing approximately 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)	borrowing of an aggregate of 165,000 Class A ordinary shares from Jing Investors Co., Ltd. and Yin Investment Co., Ltd. pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering;

(3)	successive purchases of an aggregate of 112,840 Class A ordinary shares at a price in the range of HK$259.60 to HK$286.00 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and Financial Reporting Council transaction levy of 0.00015%) on the market during the stabilization period. The last purchase made by the Stabilizing Manager on the market during the course of the stabilization period was on August 5, 2022 at the price of HK$273.60 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and Financial Reporting Council transaction levy of 0.00015%); and

(4)	the partial exercise of the Over-allotment Option by the Sole Representative (for itself and on behalf of the International Underwriters) on August 5, 2022, in respect of an aggregate of 52,160 Class A ordinary shares, representing 4.7% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to Jing Investors Co., Ltd. and Yin Investment Co., Ltd. of part of the borrowed Class A ordinary shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

The portion of the Over-allotment Option which has not been exercised by the Sole Representative, for itself and on behalf of the International Underwriters, lapsed on August 5, 2022.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 5, 2022

As at the date of this announcement, the board of directors of the Company comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as executive Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Mr. Tze-Kaing Yang, Mr. Jinbo Yao and Ms. May Yihong Wu as independent Directors.

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